May 8, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C.
20549-0308

Re: Telkom SA Limited
Form 20-F for the year ended March 31, 2005 (the “Form 20-F”)
Filed on July 15, 2005
File No. 1-31609

Dear Mr. Dharia and Mr. French:

I am submitting herewith via EDGAR, and providing three courtesy copies, of the responses of Telkom SA Limited (“Telkom”), a public limited liability company incorporated under the laws of the Republic of South Africa, to the Staff’s comments conveyed in the Staff comment letter, dated April 21, 2006. For your convenience, the Staff’s comments are reproduced in their entirety below in italics, and the responses thereto are set forth in bold after each comment.

Accounting comments:

Notes to the consolidated annual financial statements

Note 2. Significant accounting policies:

Note 5.6. Depreciation, amortization, impairment and write-offs, Page F-31

1.

We note that there may be differences in the methods of assessing and measuring impairment of long-term assets under IFRS and US GAAP. Tell us how you applied the guidance of SFAS 144 in determining the amount of the impairment loss for intangible assets and property, plant and equipment for US GAAP reporting.

Telkom supplementally confirms to the Staff that it acknowledges the differences in the methods of assessing and measuring impairment of long-term assets under IFRS and US GAAP. It is understood that the indicators of impairment given in IAS36 are similar to those in SFAS144 and are unlikely to result in differences. An impairment may however be recognized at different times under IFRS and US GAAP as the IAS36 methodology requires a two-stage process, pursuant to which an entity considers first whether indicators of impairment are present and, if they are, compares the assets’ carrying amount directly to its recoverable amount. SFAS144 requires a three-stage impairment review process whereby once it has been established that impairment indicators are present, a recoverability test must be performed by comparing the estimated sum of undiscounted cash flows attributable to the assets with its carrying amount.

Only if the asset fails this recoverability test will the amount of the impairment be calculated by comparing the asset’s carrying amount to its fair value.

Telkom supplementally confirms to the Staff that in the determination of the extent of impairment of long-term assets Telkom’s review was performed in each case under both US GAAP and IFRS guidance.

The following long-term assets have been impaired during the accounting periods represented in the Form 20-F:

[Extract from Note 10 on page F-38] PPE IMPAIRMENT (ICOSAN): In 2004, Telkom recognized an impairment loss for an earth station. This asset was developed to route traffic between the Public Switch Telephone Network (PSTN) of Telkom and the Satellite Access Node (SAN) of a satellite company. The satellite company has not met its current outstanding financial obligations to Telkom and management is of the opinion that no future payments will be received from the satellite company. Management has assessed the asset and it appears unlikely that there will be future economic benefits flowing to the Company to recover the carrying value.

Prior to the 2004 financial year, Telkom and ICOSAN had been working together on the supply of specific telecommunication services through the connection of the Telkom PSTS network to a satellite owned and controlled by ICOSAN, the supplier. During the prior periods separate cash flow was being generated in this regard. In 2004, this relationship with the supplier broke down and Telkom decided not to continue with the use of the equipment. In the assessment of the impairment of the ICOSAN long-term assets, Telkom identified the ICOSAN assets as a separate asset group as the equipment was specialized and although connected to the Telkom PSTN network, generated cash flows that were independent of those from other assets in the Telkom network. Since these ICOSAN assets were specialized and customized to such an extent as to not be available for any other use, it was determined at the time that the value in use was R0 as no further cash flows were expected from the use of these assets. The estimated costs to sell these assets were also considered to exceed any fair sales value. The fair value under both US GAAP and IFRS was therefore determined to be R0. Since the carrying value of the ICOSAN assets for both IFRS and US GAAP were the same, the impairment for both GAAPs was the same. Since 2004, these assets have been switched off and are no longer in operation.

[Extract from Note 10 on page F-38] PPE IMPAIRMENT (VODACOM MOZAMBIQUE ASSETS): In 2005, due to changes in the competitive, regulatory and economic environment in which Vodacom Mozambique, S.A.R.L operates in Mozambique, the Group assessed the assets for impairment in accordance with the requirements of IAS36 Impairment of assets (IAS36). The recoverable amount of these assets has been determined based on the fair value of the assets less costs to sell at March 31, 2005.

The fair value of the assets was obtained from a knowledgeable, willing party on an arm’s length basis, based on the assumption that the assets would be disposed of on an item by item basis. The amount with which the carrying amount exceeded the recoverable amount is recognized as an impairment loss. The amount was R268m (Telkom Group Share: R134m). For further detail with respect to the impairment of the Vodacom Mozambique assets, please refer to the response noted to comment 8 in this regard.

Note 45. Investment in joint ventures, page F-99

2.

Consider disclosing the significant provisions of the Vodacom joint venture agreement in the notes to the financial statements to demonstrate how you meet the criteria in IAS31 to use the proportionate consolidation method of accounting. Also tell us whether you have provided all the applicable disclosures in paragraph 54 through 57 of IAS31.

a)

Telkom will comply with the Staff’s comment by disclosing the significant provisions of the Vodacom joint venture agreement in the notes to its 2006 financial statements to assist investors with further information in this regard. This information is also currently described in Item 7. Major Shareholders and Related Party Transactions under the heading “Related Party Transactions—Relationship with Vodacom and Related Transactions—Vodacom Joint Venture Agreement” beginning on page 194 of the 20-F and the full Vodacom joint venture agreement is incorporated by reference into the 20-F as Exhibit 4.8 to the Form 20-F of Telkom. Telkom supplementally confirms to the Staff that it applies joint venture accounting since it shares control of Vodacom with Vodafone, as set out in the joint venture agreement between the two parties, and has chosen to proportionately consolidate Vodacom on a line by line basis. Vodacom is an entity that is jointly controlled by its venturers through a contractual agreement, as described in paragraphs 24-29 of IAS 31. Some of the provisions in the joint venture agreement that the Company believes indicate how the venturers jointly control the activities of Vodacom and that the Company proposes to disclose in its 2006 financial statements are as follows:

•

Telkom has the right to appoint 4 of the 8 non-executive directors of Vodacom, whilst the other two parties (currently both parties are being controlled by Vodafone) also have the joint right to appoint a further 4 of the 8 non-executive directors. A further 4 executive directors are appointed to the Board;

•

A directing committee has been established that holds all powers, functions and authority of the directors to act for and on behalf of the Company. This directing committee constitutes only the directors as nominated by the venturers; and

•	All decisions made by the directing committee are mandatorily ratified by the Board of Directors as the ultimate decision lies with the Directing committee.

Based on the above extracts of the joint venture agreement Telkom believes that the directing committee, which is composed entirely of venturer appointed directors, is the ultimate oversight committee of, and controls the activities of, Vodacom.

b)	Telkom supplementally confirms to the Staff that the applicable disclosures as required in paragraphs 54 through 57 of IAS31 have been provided in the notes to the financial statements as follows:

Disclosure requirements of IAS31	Group disclosure in March 2005 submission

54    A venturer shall disclose the aggregate amount of the following contingent liabilities, unless the probability of loss is remote, separately from the amount of other contingent liabilities:

(a) any contingent liabilities that the venturer has incurred in relation to its interests in joint ventures and its share in each of the contingent liabilities that have been incurred jointly with other venturers;

(b) its share of the contingent liabilities of the joint ventures themselves for which it is contingently liable; and

(c) those contingent liabilities that arise because the venturer is contingently liable for the liabilities of the other venturers of a joint venture.

The Group has disclosed all its contingent liabilities, including contingent liabilities from its joint venture party in note 39 on page F-77 of its Form 20-F as follows:

a)       There are no contingent liabilities in relation to Telkom’s interest in the Vodacom group, hence no comment is made in the financial statements.

b)       Telkom’s share of the contingent liabilities of Vodacom has been disclosed under the caption “The Group exposure is 50% of the following items” at page F-79.

c)       The venturers do not have joint and several liability. Thus there are no such contingent liabilities for Vodacom or Telkom, hence no comment is made in the financial statements.

55   A venturer shall disclose the aggregate amount of the following commitments in respect of its interests in joint ventures separately from other commitments:

(a) any capital commitments of the venturer in relation to its interests in joint ventures and its share in the capital commitments

The Group has disclosed all its commitments, including commitments of its joint venture party in note 38 on page F-74 of its Form 20-F as follows:

a)   There are no capital commitments in relation to Telkom’s interest in the that have been incurred jointly with other venturers; and (b) its share of the capital commitments of the joint ventures themselves.

Vodacom group.

b)   Telkom’s share of the commitments of Vodacom has been disclosed as mobile commitments on page F-74 and is also included in the consolidated operating lease commitments on page F-74 and included in the consolidated finance lease commitments on page F-76.

56   A venturer shall disclose a listing and description of interests in significant joint ventures and the proportion of ownership interest held in jointly controlled entities. A venturer that recognises its interests in jointly controlled entities using the line-by-line reporting format for proportionate consolidation or the equity method shall disclose the aggregate amounts of each of current assets, long-term assets, current liabilities, long-term liabilities, income and expenses related to its interests in joint ventures.

The Group has disclosed its interests in Vodacom in note 45 on page F-99 of its Form 20-F.
57 A venturer shall disclose the method it uses to recognise its interests in jointly controlled entities.	The Group has disclosed the method it uses to recognize its interest in Vodacom in note 2 to the financial statements under the caption “basis of consolidation” on page F-15 of its Form 20-F.

Note 47. US GAAP information, page F-106

3.

You disclose at page F-24 that revenue from sale of the handset is recognized when the product is delivered. Please tell us how you recognize revenue under US GAAP. For example, tell us how you applied the guidance in paragraph 14 of EITF 00-21 that limits the amount of the consideration allocated to a deliverable to the amount that is not contingent on the delivery of additional items or future services.

Please refer to the response to comment 6 below in this regard.

4

Tell us how the differences in accounting for revenue earned from installation and activation fees result in an increase in earnings in the reconciliation to US GAAP at page F-101. Since revenues from installation and activation are deferred for US GAAP reporting, it appears that net income would decrease. Also since you revised your revenue recognition policy in 2005 to defer activation revenue and costs as disclosed at page F-9, it is unclear why there is a difference in results of operations for 2005.

a)

Telkom supplementally confirms to the Staff that the difference in accounting for revenue earned from installation and activation fees for the fixed line operations of the Group, as disclosed in the reconciliation to US GAAP on page F-101, highlights the effect on the current year earnings only. The effect in the year has resulted in an increase in earnings due to the fact that the recognition of prior year deferred installation and activation revenues exceeded the extent of current period deferral from installation and activation revenues. This is explained by the fact that the Group’s fixed line operations are not expanding to the extent that they had been in previous periods as fixed line growth in South Africa has been limited by mobile substitution. It should be noted that the deferral has resulted in a cumulative decrease in retained earnings as is evident in the reconciliation to US GAAP on page F-103.

b)

Telkom further supplementally confirms to the Staff that the Group changed its accounting policy only in respect of its mobile activation revenues and costs effective with the March 2005 financial statements. This was done in line with IAS8.11 that allows an entity to refer to guidance available in accounting standards or interpretations that deal with similar and related issues to develop and apply an accounting policy that results in the reliable reflection of the economic substance of transactions, if the treatment is not clearly set out in a specific International Financial Reporting Standard. By applying the principles and guidance contained in United States accounting guidance as detailed in the Emerging Issues Task Force (EITF) issue no. 00-21 Revenue arrangements with multiple deliverables, that provides further guidance on revenue recognition, the activation revenues and costs were deferred as was disclosed in more detail on page F-9 of the Form 20-F. The mobile activation costs are deemed to be incidental to the sale of the bundled mobile products and therefore it was determined that there was no revenue earned from the activation itself, but that this represents mostly connection to the network for a service to be delivered over a period of time.

The accounting policy for the installation charge of the fixed line service was not changed. The fixed line installation process is deemed to be a significantly more substantive process than the mobile activation service, involving a tangible installation service whereby a customer is connected to the Telkom network through the installation of cables and a drop-wire into the customer premises in order to enable the customer to have a PSTS service.

The recognition of installation revenue in the accounts followed guidance in paragraph 10 of the addendum to IAS 18 which requires revenue from installation fees to be recognised by reference to the stage of completion of the installation, unless they are incidental to the sale of the product, in which case they are recognised when the goods are sold. Revenue was therefore recognised on completion of the installation service. This was disclosed in the accounting policies on page F-23. However, due to the prescriptive guidelines of SAB 104 in this regard, this accounting policy choice resulted in the US GAAP difference as disclosed more fully in the reconciliation to US GAAP, most specifically noted on page F-106.

Vodacom Group Financial Statements

Note I. Revenue recognition

Note I.1 Contract products, page F-137

6.

You disclose that revenue from sale of the handset in an arrangement with multiple deliverables is recognized when the product is delivered. Please tell us how you recognize revenue under US GAAP. For example, tell us how you applied the guidance in paragraph 14 of EITF 00-21 that limits the amount of consideration allocated to a deliverable to the amount that is not contingent on the delivery of additional items or future services.

Telkom supplementally confirms to the Staff that for the purposes of US GAAP, Vodacom applies the criteria contained in EITF 00-21 – Revenue arrangement with multiple deliverables with regard to the identification of separate units of accounting in applicable revenue arrangements that contain multiple deliverables.

In identifying the separate units of accounting, Vodacom applies the criteria outlined in Paragraph 9 of EITF 00-21:

In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a.

The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b.	There is objective and reliable evidence of the fair value of the undelivered item(s).

c.

If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Vodacom further apply the provisions of Paragraph 14 of EITF 00-21 in limiting the amount allocated to a delivered item to the amount that is not contingent on the delivery of additional items or the meeting of specified performance conditions, i.e. Vodacom restricts upfront revenue to any non-refundable cash received.

In Vodacom, contract products that may include deliverables such as a handset and 24-month service are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables.

Revenue allocated to the identified deliverables in each revenue arrangement and the cost applicable to these identified deliverables are recognised based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

•	Revenue from the handset is recognised when the product is delivered.
•	Monthly service revenue received from the customer is recognised in the period in which the service is delivered.

•

Airtime revenue is recognised on the usage basis. The terms and conditions of the bundled airtime products, where applicable, allow the carry over of unused airtime and, in such circumstances, the unused airtime is deferred in full.

•	Deferred revenue related to unused airtime is recognised when utilised by the customer. Upon termination of the customer contract, all deferred revenue for unused airtime is recognised in income.

Example (for illustrative purposes)

Vodacom connects a contract subscriber for ZAR100. The ZAR100 represents a non-contingent amount received by Vodacom. The contract is for 24 months with a monthly subscription fee of ZAR120. The customer can continue its contract after the initial contract period and would continue to receive the same access at the same price. A customer cannot purchase a sim card (access) without signing a contract. The customer receives a free handset when signing a contract.

The total arrangement consideration would represent the sum of the ZAR100 and the monthly subscription fee of ZAR120 over the 24 month contract (i.e. ZAR2,980).

The fair value of each separate unit of accounting (handset and monthly subscriptions) would then determine the amount by which the total arrangement consideration would be allocated on a pro-rata basis to each unit of accounting.

For example, the fair value of the handset may be ZAR2,000 and the fair value of the airtime contract may be ZAR2,880. The relative fair value allocated to the handset would be ZAR1,221.

However, the revenue recognised on the handset would be limited to the ZAR100 non-contingent fee received on day one. Revenue on the monthly subscriptions would be recognised over the period of the contract.

Certain contract packages also include the right to a specified number of minutes. Should Vodacom allow the roll over of unused minutes, the Company would defer a portion of the monthly subscription equal to the value of the unused minutes and recognise it over usage.

Note Q. Incentives, page F-144

7.

Tell us how you applied the guidance in EITF 01-9 in determining the US GAAP accounting treatment for incentives paid to service providers and dealers for new activations and retention of existing customers.

Vodacom supplementally refers the Staff to the response provided to a similar Staff comment at the time of the Telkom IPO in 2003, specifically Staff comment 11 contained in the Staff’s letter to Telkom as of December 17, 2002 on which the Staff ultimately confirmed that they did not object to Vodacom’s accounting treatment in this regard. We attach a copy of Vodacom’s response to a telephone conference between the SEC Staff, Vodacom, Telkom and their advisors on Friday, January 10, 2003 with respect to this comment as Annexure 1 to this response letter. Except for certain changes in incentive percentages offered, the contribution split between contract and prepaid and the number of independent service providers in the market, the fact and circumstances contained in the response are still valid to Vodacom.

Note 3. Impairment of assets, page F-145

8.

We note that there may be differences in the methods of assessing and measuring impairment of long-term assets under IFRS and US GAAP. Tell us how you applied the guidance in SFAS 144 in determining the amount of the impairment loss for intangible assets and property, plant and equipment for US GAAP reporting.

Telkom supplementally confirms to the Staff that for the purpose of US GAAP, Vodacom applies the requirements of SFAS 144 – Accounting for the disposal or impairment of long-lived assets. With regard to the Mozambique entity where impairment was recorded, the following was applied:

a)	Grouping of assets for the purposes of impairment testing

The business of Vodacom Mozambique S.A.R.L. (“VM”) is that of a cellular telecommunication service company in Mozambique. VM was granted a license in August 2003, which was recorded as an intangible asset. Operations commenced in December 2003.

VM is an asset group as it comprises the lowest level of assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

b)	Timing of the tests of the asset group for recoverability

During September 2004, after commencing operations, in December 2003 it became clear that the results of VM were not in line with the original forecasts. The operating results and cash flows were negative, and VM’s projections indicated continuing losses associated with the use of the asset group. This indicated that the carrying amount of the VM assets may not be recoverable.

The Mozambican telecommunications market is highly competitive. VM’s largest competitor, Mcel, which is owned by the Mozambique government, was established a number of years ago and has an established footprint within the country. This competitive environment and lower tariffs achieved contributed to VM’s five-year forecast anticipating a lower return on assets than was originally anticipated. This indicated the need for an impairment review which occurred in September 2004.

c)	Recognition and measurement of the impairment loss

The 15-year licence awarded in Mozambique was considered the primary asset. The undiscounted cash flows were estimated over the 15-year licence period and were less than the carrying amount of the VM asset group.

d)	Estimates of future cash flows used to test the VM asset group for recoverability

Estimates of future cash flows used to test the recoverability of the VM asset group were based on its existing service potential at the date it was tested. This service potential encompassed its remaining useful life and cash-flow-generating capacity. Those estimates included cash flows associated with future expenditures necessary to maintain the existing service potential of the asset group, including those that replace the service potential of its component parts and component assets other than its primary asset.

e)	Fair value

The impairment loss was measured as the amount by which the carrying amount of the VM asset group exceeded its fair value.

The fair value of the VM asset group is the amount at which it could be bought or sold in a current transaction between willing parties. Since quoted market prices in active markets are not available for VM’s assets, the estimate of fair value of the major assets was based on the best information available, namely an estimate by the external supplier of the equipment as to the amount that the supplier would be willing to purchase the assets for.

This amount was reduced by the estimated dismantling and other disposal costs that would be incurred.

The fair value of immaterial assets not included in the supplier’s valuation was estimated by management.

The impairment loss reduced the carrying amounts of the long-lived asset of the group. The loss was allocated to VM’s long-lived assets on a pro rata basis using the relative carrying amounts of those assets in accordance with paragraph 14 of FAS 144, limited to the fair value of the asset. The carrying amount of the licence was reduced to zero as a result of this allocation.

f)	New cost basis

When the impairment loss was recognized, the adjusted carrying amount of the assets became their new cost basis. This new cost basis is being depreciated over its remaining useful life. The impairment loss recognized under US GAAP will not be reversed.

The application of FAS 144 did not give rise to any differences to IAS 36.

As discussed in a telephone conversation between Scott Saks of Paul, Hastings, Janofsky & Walker LLP, Telkom’s counsel, and Mr. Gopal Dharia on May 4, 2006, Telkom has not responded to the Staff's comments prior to the date hereof because there have been two public holidays in South Africa since April 21, 2006, the date of the Staff's letter to Telkom. In addition, Telkom has not included a “Tandy” letter with this response based on a follow up call with Mr. Dharia on May 5, 2006 and because the Staff’s letter, dated April 21, 2006, to Telkom indicated on the last page that such a letter would be required only in the event the company requests acceleration of the effective date of the pending registration statement and Telkom does not currently have a pending registration statement on file with the Commission.

Telkom respectfully requests that its responses be reviewed as expeditiously as possible as it desires to publicly release its 2006 consolidated financial statements only following resolution of the Staff’s comments. If you have any further questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at +27 12 311 3256 or the Telkom chief accountant, Deon Fredericks, at +27 12 311 8281.

Sincerely,

/s/ Kaushik Patel

Kaushik Patel

Chief Financial Officer

Attachment

cc:	Mr. Deon Fredericks, Chief Accountant, Telkom SA Limited
Mr. Tai Danmola, Ernst & Young LLP
Mr. Scott Saks, Paul, Hastings, Janofsky & Walker LLP

ANNEXURE 1

Annexure 1

Further to the telephone conference calls that took place on Friday January 10, 2003 between the SEC Staff, Vodacom, Telkom and their advisors, Telkom would like to supplementally advise the SEC Staff of the relationship of Vodacom, its Service Providers, dealers, subscribers, customers and end-users to better enable an understanding of these parties and their inter-relationships.

The SEC Staff indicated in the referenced telephone conversations that they had considered further the prospective registrant’s response to the Staff’s Comment 11 (as set out in the Staff’s letter of December 17, 2002). The Staff said they had concluded that so far as amounts were paid to dealers those amounts should, consistent with Vodacom’s current accounting for both IAS and US GAAP, be treated as an expense rather than as a reduction of revenue.

The Staff also said they had reached the preliminary conclusion that amounts paid to Independent Service Providers should, for the purpose of US GAAP only, be treated as a reduction of revenue rather than as an expense (and this should be reflected in the Footnote to the financial statements containing a reconciliation between IAS and US GAAP as a GAAP difference description, quantified if material, and not effecting the net income reconciliation). Vodacom does not agree with this tentative conclusion and sets out below its basis for believing that the amounts paid to Independent Service Providers should be treated as an expense for US GAAP purposes.

I. Background

Vodacom is licensed by the South African government and obligated to provide wireless telecommunications services to subscribers/end-users and pre-paid customers. Service Providers (“SP’s”) are not licensed to sell (or resell) airtime or provide wireless telecommunications services and are authorized by Vodacom, as agents to source, connect and administer customer care on behalf of Vodacom. Vodacom is responsible for the service provided to the subscribers/end-users in accordance with its license obligations.

As shown in the structure below, Vodacom uses SP’s to handle the introduction of and daily administrative function with contract subscribers/end-users and pre-paid customers/end-users. The SP’s further interface with dealers who introduce new subscribers and/or renewal subscribers to sign a contract with the SP’s to utilize the Vodacom Network. The SP’s and dealers also sell phone accessories (i.e. handsets, pre-paid cards and hands free sets etc.). Vodacom deals with six Independent Service Providers (“ISP’s”), authorized by Vodacom, and Vodacom Service Provider (“VSP”), which is a wholly-owned subsidiary. These SP’s operate and handle the administrative function related to subscribers to the Vodacom Network. Of the six independent SP’s, three exclusively sell only Vodacom airtime products (exclusive SP’s) and the remaining three are non-exclusive, selling the services and products of the rival networks as well. VSP administers in excess of 66% of contract subscribers/end-users and prepaid customers.

II. The structure of the Vodacom distribution channel in South Africa.

Legend:

Note # 1:The above diagram depicts the trading model for Vodacom which is the same for the other two South African mobile operators: MTN and Cell-C.

Note # 2:

•	Vodacom Group’s external “dealers” and “ISPs” are agents (intermediaries) and not resellers of Vodacom services.
•	Contract connection and pre-paid incentives/commissions are paid to VSP’s dealers and ISP’s. The ISP’s are also paid a customer administration fee (on-going commissions).
•	Subscribers /end-users look to Vodacom as their provider of mobile telephony service.

III. Relationship, responsibilities, benefits and obligations of each party in the structure for each type of transaction

A. Revenues

1. Airtime:

As noted above, the Vodacom network generates revenue as a result of the subscribers/end-users utilizing the network. The subscriber/end-user can obtain Vodacom network service by two means a) contract or b) pre-paid. The end-user can only contract with a Service Provider (“SP”) to obtain Vodacom Network services (i.e. airtime) for 24-months or purchases a pre-paid voucher for airtime.

Below is a description of revenue recognition for each type of user of the network.

1.1 Contracts:

Contract customers represent approximately 20% of the subscriber/customer base and approximately 64% of the revenues. Vodacom is a legal principal with an SP having been licensed by Vodacom to distribute Vodacom’s services; an SP is a legal principal with its end customers through the agency of its dealers. Vodacom is the primary obligor and principal in the arrangement in that it is responsible for fulfilment, including the acceptability, of the service purchased by the subscribers/end-users in accordance with the license to provide mobile telephony service.

A subscriber/end-user signs a 24-month contract with a SP (the contract specifies the network carrier for telecommunications access). A subscriber/end-user will receive telecommunications service from the network. The SP is authorized by Vodacom to sign up new and renew subscribers/end-users. The SP will credit check the new subscriber, contact Vodacom to connect the subscriber/end-user to the network, provide a monthly invoice to the subscriber/end-user (based on the airtime usage information by subscriber/ end-user sent to the SP’s for billing by Vodacom) and certain non-network related customer care (e.g. handset and accessory sales and repairs). Revenue for this subscriber is recognized by Vodacom based on the number of minutes used, traffic or network utilization by the subscriber at the contractual rate between Vodacom and the subscriber/end-user.

With respect to the above, the relationship, responsibilities, benefits and obligations of each party in the structure for this transaction is as follows:

Subscriber/end-user:

•

The subscriber obtains a service agreement at his local dealer. The dealer could be a Vodacom (VSP) dealer or an ISP dealer. Note that the dealer is not a signatory on the service agreement. Dealers are only introducing subscribers/end-users to a service provider and a network carrier.

•

The subscriber/end-user signs a service agreement with an SP for 24-months (which specifies Vodacom as the network carrier and Vodacom tariff plan selected by the subscriber/end-user for network access) and the subscriber/ end-user receives a Vodacom branded SIM-card and starter package (user manual).

•	The subscribers look to Vodacom as the provider of airtime services, i.e. the mobile cellular service provider.
•

The subscriber/end-user acknowledges in their contract that the network operator is responsible for the functioning, operation, and regulation and coverage area of the network. The subscriber/end-user has no claim against the SP should the network fail, malfunction, provide no or poor coverage or should any other service provided by the network be temporary unavailable.

Dealer:

•	Introduces the subscriber/end-user to a SP and a network carrier. The dealer is not a party to any airtime contract entered into between the subscriber/end-user and SP.

Service Provider:

•	SP’s advertise Vodacom’s services exclusively or as one of the three network providers for non-exclusive ISP’s.
•	SP’s sell Vodacom’s services (as an agent of Vodacom - SP’s are licensed by Vodacom to distribute Vodacom services).
•

The services provided by the SP are customer acquisition and retention, billing and non-network related customer care - refer to section B-1 regarding administration fees (on-going commissions) - to the subscriber/end-user. SP’s provide these sales and administrative services to subscribers/end-users of Vodacom’s services (in accordance with their contract with Vodacom); SP is not responsible in the contract with the subscriber/end-user and from a regulatory prospective for the airtime and related services provided to the subscriber/end-user.

•	Performs new subscriber/end-user credit check and assumes credit risk.
•	Contacts Vodacom to connect the subscriber/end-user to the Vodacom network.
•

Does not purchase airtime from a network for resale. SP’s are not resellers in so far as they do not purchase in advance or bundle various network service providers airtime or bulk purchase network airtime and resell airtime to individual subscribers. SP’s are not licensed to sell airtime; the telecommunications regulator does not allow or license resellers or virtual operators.

•	Unused airtime by the subscriber/end-user does not accrue to the benefit of the SP; they do not own the unused airtime.
•	The SP is invoiced by Vodacom for airtime used by all the subscribers/end-users.

•

The SP invoices each individual subscriber/end-user for monthly service charges and airtime used by the subscriber/end-user on the Vodacom network at rates tariffed by the Vodacom Network and agreed to by the subscriber/end-user by signing of a contract with the SP. The tariffed rates are approved by the regulator. The gross amounts billed for airtime used by all the subscribers/end-users is the same amount as invoiced by Vodacom to the SP. SP’s have full discretion as to the disposition of the commissions received from Vodacom, i.e. to differentiate themselves in the market the SP’s, at their own discretion, are allowed to provide a discount in their invoice to the end customer.

•	SP’s cede (as security to Vodacom to meet their performance criteria) their customer base to Vodacom.

Vodacom Network:

•	Vodacom is one of three networks (Vodacom, MTN and Cell-C) licensed to provide cellular telephony services.
•	Supplies network access and airtime to subscribers/end-users at a specified rate.
•	Maintains and operates the mobile telephone network infrastructure.
•	Unutilized subscriber/end-user airtime accrues to the benefit of Vodacom and not to the SP’s.
•	Vodacom is responsible in the contract with the subscriber/end-user and from a regulatory perspective for the airtime and related services provided to the subscriber/end-user.

1.2 Pre-paid airtime:

For pre-paid airtime the above structure varies as follows:

Pre-paid airtime - The customer/end-user uses a pre-paid airtime voucher to connect to the Vodacom network to obtain telephony service. Pre-paid customers represent approximately 80% of the subscriber/customer base and approximately 64% of revenues. Vodacom is the legal principal and the primary obligor in its relationship with a pre-paid customer.

Customer/end-user-

•	The customer/end-user purchases airtime vouchers and starter packages from a dealer.

Dealer:

•	Purchases airtime vouchers and starter packages from the SP.
•	Sells the airtime vouchers and starter packages to the subscriber/end-user.

Service Provider:

•	Purchases airtime vouchers and starter packages from the network.
•	Sells the airtime vouchers and starter packages through its internal sales force and its dealer network.
•	SP’s cannot buy bulk minutes from Vodacom.

Vodacom Network:

•	Sells the airtime voucher and starter packages to the SP.

1.3 Equipment sales:

For equipment sales the above structure varies as follows:

Equipment sales - The customer/end-user purchases handsets and accessories.

Customer/end-user:

•	Purchases or receives a handset from dealers or SP’s.

Dealer:

•	Sells or supplies handsets to customers /end users.
•	Purchases handsets from SP’s and various sources.

Service Provider:

•	Sells handsets to dealers.
•

ISP’s purchase handsets from various sources including Vodacom (VSP). However certain ISP’s do not purchase handsets from Vodacom (VSP). The SP has the inventory risk for the handsets purchased as title transfers, delivery has taken place, invoiced for the products and payment for the handsets are within standard payment terms (i.e. 30 days).

•

Vodacom (VSP) purchases handsets from manufactures and other distribution channels to a) ensure that quality, network approved products are available to their dealers and SP’s, b) to assist in the administrative function of obtaining handsets, c) ensure the customer has a warranty, and d) reduce the customer/end-user barrier to entry by buying handsets in bulk.

Vodacom Network:

•	Does not purchase or sell handsets (see above regarding Vodacom (VSP’s) equipment sales).

B. Expenses:

A schedule of incentives/commissions and administrative fees is attached as Appendix A.

1. Commissions:

To incentivize its distribution channel Vodacom pays the following commissions to its SP’s:

•	New contract connections
•	Renewals of contracts
•	Pre-paid airtime vouchers commissions

The SP’s incentivize their dealers with similar commissions based on their unique business arrangement with their dealers.

The commissions paid by Vodacom to the ISP’s are viewed in the same manner in which payments are made to the dealers of Vodacom (VSP). The dealers of VSP and the ISP’s are agents of Vodacom (in so far as ISP’s are licensed by Vodacom to distribute Vodacom services and ISP dealers are agents of the ISP’s) and the ISP’s are not reselling a service and are only receiving these commissions for obtaining and renewing a network subscriber/end-user and selling airtime vouchers for Vodacom.

Therefore, we agree with the SEC Staff view that EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” does not apply, as VSP dealers are agents and ISP’s are effectively agents of Vodacom and, whether agents or not, are not resellers (as defined in EITF 01-09). As a result the commission expense would not be an offset to revenue generated by the network.

Set forth below are the roles and responsibilities of the parties in obtaining commissions:

Dealers:

•	Receives a commission from the SP for signing a new subscriber/end-user or a renewal to a 24-month contract to the SP and a network carrier.
•	Receives a commission from the SP for sales of pre-paid airtime vouchers and starter packages.

Service Providers:

•	Receives a commission from the network carrier for obtaining new contract and renewal subscribers for a network (e.g.Vodacom, MTN or Cell-C).
•	Receives a commission from the network carrier for sales of pre-paid airtime vouchers and starter packages.

Vodacom Network:

•	Pays a commission to SP’s for new contract connections and renewals of contracts.
•	Pays a commission to SP’s for sales of pre-paid airtime vouchers and starter packages.
•	Pays a commission to SP’s for airtime usage by the customer/end-user.

.

2. Administrative fee (on-going commissions):

By contract with Vodacom, ISP’s handle the monthly billing; collection and customer care and, (implicit in the contract) cover the credit risk of its contract subscribers. Vodacom pays a fee, based on a percentage of revenue, to its SP’s based on contract subscriber/end-user usage.

With respect to the above, the relationship, responsibilities, benefits and obligations of each party in the structure for the administrative fee is as follows:

Subscriber/end-user:

•

Any administrative (e.g. billing discrepancy, monthly statements and handset problems) complaints or tasks are directed to their SP. Any problems with carrier service (e.g. network quality, coverage, dropped calls etc.) is directed to the network carrier specified in the SP agreement.

Dealers:

•	Typically enters into arrangements with SP’s and are separately compensated to perform minor customer care functions (e.g. broken handset administration) and to cover operational costs.

Service Provider:

•

Handles administrative function for Vodacom as per signed SP agreement contracts. Administrative functions include but are not limited to billing subscribers for charges incurred on the network (at rates specified by Vodacom in the tariff plans in accordance with SP agreement), handling administrative non-network customer service complaints, contacts Vodacom to connect new subscribers/end-users to the contracted network.

•

Any administrative non-network service complaints are handled by the SP. Any airtime, network technical or functional problems are forwarded to Vodacom by the SP or by the customer calling Vodacom customer care directly.

•	Contracts with Vodacom and charges a monthly fee of 26% of contract customer airtime billed to compensate for handling of the administrative function as discussed above.
•

Must maintain a certain level of quality care to network subscribers dictated in their contract with Vodacom. The SP can lose the rights to administer customer care services and billing to network subscribers.

•	Vodacom could on the basis of performance transfer the administrative function to another SP (this has happened in the past).
•

Has ownership of a subscriber list, which contains only a subscribers name and address (Vodacom owns the phone number). Note: However the ISP’s only service 4.8 % of the total subscriber/customer base and 31% of the total contract subscribers/end-users base for Vodacom. VSP (Vodacom) services the remaining 95.2% of the total subscriber/customer bases and 69% of the total contract subscribers/end-users base for Vodacom.

•	VSP (Vodacom) services the remaining 95.2% of the total subscriber/customer bases and 69% of the total contract subscribers
•	SP does not own the subscribers phone number and is therefore not permitted to sell the subscriber phone number.
•	The ISP has no ownership rights or access to the pre-paid customer names or addresses.
•	The SP must obtain permission from Vodacom to sell the name and address of the network subscriber prior to sale to another SP or other party.
•	The SP incurs the actual credit risk for default of a subscriber and their administrative fee from Vodacom implicitly includes an allowance for credit risk.
•

The SP’s credit risk is greatly mitigated by the administration fee (on-going commissions) paid by Vodacom to the SP’s. Vodacom while managing its credit risk- through its business model and administration fee (on-going commission) that includes credit risk- effectively bears the cost of most of the subscriber/end-user credit risk.

Vodacom Network:

•	Sends subscriber/end-user generated telephone charges to SP to invoice the subscriber/end-user.
•	Pays a monthly fee to a SP to handle the billing and customer care function with subscribers/end-users.
•	Prescribes quality of customer care service to be performed for its network subscribers/end-users.
•	Owns the phone number and the SIM-card.
•	Has veto authority on the sale of subscriber /end-user name and address by SP’s or a change in control of the SP.

Conclusion:

•

Vodacom is the principal and the ISP’s are effectively agents of Vodacom as it relates to the subscribers/end-users and pre-paid customers. Vodacom is the primary obligor to provide mobile telephony services to all customers/end-users and pre-paid customers (i.e. all customers look to and believe Vodacom is their provider of mobile telephony services).

•	The ISP’s do not purchase airtime from Vodacom and resell it; the ISP bears no risk for the provision of airtime; they simply pass on to the subscriber/end-user the airtime that arises from the subscribers/end-users’ use of the Vodacom network and are not resellers of Vodacom airtime and therefore are not within the scope of EITF 01-09, and
•

The role of the ISP’s is to undertake sales and marketing of airtime services (including connection and renewal of contract subscribers and sales to pre-paid customers) and certain administrative services in relation to customers connected to the Vodacom network, i.e. sales force and customer care and billing of individual customers for which they are compensated by Vodacom. In effect, Vodacom has simply outsourced these functions (which they would otherwise have performed internally, incurred and recorded as expenses) and the contract between Vodacom and the ISP’s specifies what these functions are and how they will be compensated by commissions.

EITF 01-09

Even if the ISP’s, as the Staff preliminarily indicated, were within the scope EITF 01-09, the Company believes that the paragraph 9 (a) and 9 (b) exceptions have been met because a) Vodacom receives, or will receive, an identifiable benefit (the service of contract and pre-paid customer acquisition and contract customer administration) in exchange for the commission consideration. The identified benefit is sufficiently separable from the recipients purchase of the vendors (Vodacom) services such that Vodacom could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit (being their internal sales and administrative work force or another outsourcing provider), and b) Vodacom can reasonable estimate the fair value of the benefit identified under condition (a).

EITF 99-19 discussion

Vodacom has considered the criteria of EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” to analyze its relationship with the SP and the subscriber/end-user in terms of which party should be recording as revenue the airtime used by the subscriber/end-user.

Set forth below are those criteria:

1. Acts as principal in the transaction,

2. Takes title to the products,

3. Has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and

4. Acts as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis.

Vodacom satisfies the above criteria as follows:

1.

They act as the principal in the transaction as they are selling airtime to the network subscriber/end-user through their agents or intermediaries and the subscriber/end-user views Vodacom as the network service provider.

2.	No airtime inventory, however they do own the network and title to the right to deliver airtime.
3.

Vodacom compensates the SP for potential customer default as included within the percentage of administrative fee paid and as such substantially pays the actual risks and rewards of ownership, including credit risk.

4.	Vodacom is not an agent or broker and is not being compensated on a commissions or fee basis.

Additionally, we have evaluated paragraphs 7-14 of EITF 99-19 for Indicators of Gross Revenue Reporting:

•	Paragraph 7. The Company is the primary obligor in the arrangement-

Yes, Vodacom is the primary obligor in terms of its cellular telephony license and the subscriber/end-user considers Vodacom to be responsible to deliver airtime to the subscriber/end-user per their contract with the SP if a contract customer or when buying a Vodacom pre-paid airtime voucher. The end-user is making a choice between one of three networks based on that networks characteristics, coverage and tariff plans when signing an SP contract or purchasing pre-paid airtime vouchers.

•	Paragraph 8. The Company has general inventory risk-

Vodacom does not have airtime inventory, it has a network with airtime capacity to sell. The SP does not have any airtime inventory due to the fact that they do not have their own network capacity or purchase airtime.

•	Paragraph 9. The company has latitude in establishing price-

Yes, The Network establishes its tariff plan and the SP agrees in a contract to pay those amounts. The SP only passes on the invoiced amounts from Vodacom. (the SP cannot increase the amounts charged by Vodacom); it may give a discount based its own initiative or business reason to contract with a subscriber/end-user.

•	Paragraph 10. The company changes the product or performs part of the service-

Yes, Vodacom delivers the airtime and related services to the subscriber/end-user. The subscriber/end-user acknowledges in the contract that the network operator is responsible for the functioning, operation, and regulation and coverage area of the network. The subscriber/end-user has no claim against the SP should the network fail, malfunction, provide no or poor coverage or should any other service provided by the network be temporary unavailable. The only service provided by the SP is billing and customer care (as discussed above) to the subscriber/end- user.

•	Paragraph 11. The company has discretion in supplier selection-

Vodacom is responsible for service performance as the subscriber/end-user uses the airtime service and it is delivered by Vodacom.

•	Paragraph 12. The company is involved in the determination of product or service specifications-

Yes, Vodacom develops the service plans and products to deliver to the subscriber/end-user.

•	Paragraph 13. The company has physical loss inventory risk-

Not applicable, however note that Vodacom is the provider of network capacity.

•	Paragraph 14. The Company has credit risk-

Specific customer credit risk is borne by the SP. The Company compensates its SP’s for reasonable credit risk. This compensation is embedded in the administrative fee. The SP performs a credit check on all new subscribers. Only if the SP were to go out of business and Vodacom exercised its right of cession of the customer base from the SP would it take specific credit risk.

Also, we have evaluated paragraphs 15-17 of EITF 99-19 for Indicators of Net Revenue Reporting:

•	Paragraph 15- The supplier (not the Company) is the primary obligor in the arrangement-

No, there is no supplier to Vodacom; Yes, as regarding the SP’s. Vodacom is the primary obligor, as they are required to deliver airtime to the subscriber/end-user. The SP’s cannot deliver airtime to the subscribers/end-users. Subscribers/end-users and pre-paid customers look to Vodacom as their supplier and obligor of cellular telephony service.

•	Paragraph 16- The amount the company earns is fixed-

No, Vodacom sets tariffs and the more the subscriber/end-user utilizes the network the higher the revenue earned by Vodacom. Vodacom does not receive a fixed portion of the revenues generated. The SP’s earn fixed fees from Vodacom.

•	Paragraph 17- The supplier (and not the company) has credit risk-

Yes, to a certain extent. The SP is responsible for the bad debts but is substantially compensated by Vodacom through the administrative fee that they receive. Vodacom has included their acceptable credit risk in their administrative fee paid to the SP’s.

Based on the above assessment we believe Vodacom is the principal in the airtime transaction with subscribers/end-users and pre-paid customers. To the extent that customer perception is important, and Vodacom believes it is, the customers have made a specific decision to enter into an arrangement that specifies the use of the Vodacom network at rates approved by the regulator. The rates approved by the regulator are the maximum allowed (SP’s have full discretion as to the disposition of the commission received from Vodacom i.e. to differentiate themselves ISP’s, at their own discretion, are allowed to provide a discount in their invoicing to subscribers/end-users). The subscriber/end-user understands that the ISP does not operate the network and the contract specifies that the subscriber/end-user have no recourse against the ISP’s for network deficiencies. To the extent there are network deficiencies the subscriber/end-user would complain to Vodacom and Vodacom maintains a customer complaints resource to respond to that. Pre-paid customers directly regard Vodacom as their SP. Vodacom therefore believes it should reflect as revenue the amount of airtime used by the subscriber/end-user and that the payments to the ISP by way of commission on signing up a new customer and by way of administrative fee for undertaking certain administrative functions and as commissions for pre-paid customers should be treated as an expense since essentially the ISP is acting as agent for Vodacom - SP’s are licensed by Vodacom to distribute Vodacom’s services - in contractual arrangements and Vodacom is the principal in pre-paid customer arrangements. Such sales and administration is outsourced for a commission; if the sales and the administration commissions and fees were not paid to third parties the sales and administration activities would have been performed internally by Vodacom and such costs would be recorded as an expense.

*	*	*	*	*	*	*

To supplement our previous response to Comment 11:

3. Purchased assets:

To supplement our previous response to comment 11 we note that the purchased assets are analogous to those in example 11b in EITF 01-09, in that the obligor and owner of the assets are Vodacom (and reiterate that these amounts are immaterial).

4. Exclusivity payments:

We reiterate our previous statement that these amounts are immaterial.

Appendix A

SEC supplemental response

Schedule of Administrative fees, commissions and incentives paid

Group Total

(Amounts in R’million)	Year-ended March 31, 2002	Six-months ended September 30, 2002
Administrative fee (on-going commissions)	1,011.0	565.0
Contract connection and retention commissions	1,003.8	811.2
Pre-paid airtime voucher and connection commissions	831.9	388.6
Purchased assets	67.3	14.5
Exclusivity payments	25.5	13.9
Total	2,939.5	1,793.2

Paid to ISP’s only

(Amounts in R’million)	Year-ended March 31, 2002	Six-months ended September 30, 2002
Administrative fee (on-going commissions)	513.1	293.5
Contract connection and retention commissions	306.0	214.7
Pre-paid airtime voucher and connection commissions	505.1	273.2
Purchased assets	13.5	2.9
Exclusivity payments	5.1	2.8
Total	1,342.8	787.1